

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Deana McPherson
Executive Vice President and Chief Financial Officer
Smith & Wesson Brands, Inc.
2100 Roosevelt Avenue
Springfield, MA 01104

  Re: Smith & Wesson Brands, Inc.
   Form 10-K for the Fiscal Year Ended April 30, 2022
   File No. 001-31552

Dear Deana McPherson:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing